EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

                                                                  October 24, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Jay Ingram

Re:	CM Seven Star Acquisition Corporation (the "Company") Registration Statement on Form S-1 (File No. 333-220510) (the "Registration Statement")

Dear Mr. Ingram:

In connection with the Registration Statement on Form S-1 of CM Seven Star Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 P.M., Wednesday, October 25, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

  By:        /s/ Steven Levin

 Name:       Steven Levine

 Title: CEO